Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

In this report, as used herein, and unless the context suggests otherwise, the terms “KNOREX,” “Company,” “we,” “us” or “ours” refer to the combined business of KNOREX Ltd., its subsidiaries and other consolidated entities. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our prospectus on Form F-1 for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission on September 22, 2025 (the “September 2025 Form F-1”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the September 2025 Form F-1 under “Risk Factors” or in other parts of the September 2025 Form F-1.

Results of Operations

The following tables set forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Six Months Ended June 30,
				Percentage
	2025	2024	Change	Change
	US$	US$	US$	%
Revenue	$2,826,381	$5,497,418	$(2,671,037)	(48.6)
Cost of revenue	(1,547,272)	(3,268,901)	(1,721,629)	(52.7)
Gross profit	1,279,109	2,228,517	(949,408)	(42.6)
Platform operations expenses	(1,383,969)	(1,510,882)	(126,913)	(8.4)
Sales and marketing expenses	(1,353,208)	(1,469,603)	(116,395)	(7.9)
Technology and development expenses	(1,232,040)	(1,203,894)	28,146	2.3
General and administrative expenses	(937,837)	(853,052)	84,785	9.9
Loss from operations	(3,627,945)	(2,808,914)	819,031	29.2
Total other expense, net	(915,365)	(110,832)	804,533	725.9
Loss before income taxes	(4,543,310)	(2,919,746)	1,623,564	55.6
Provision for income taxes	74,763	16,248	58,515	360.1
Net loss	(4,618,073)	(2,935,994)	1,682,079	57.3
Less: Net (income) loss attributable to noncontrolling interest	(630)	(540)	90	16.7
Net loss attributable to KNOREX Ltd.	$(4,618,703)	$(2,936,534)	$(1,682,169)	57.3

Comparison of Results of Operations

Six months ended June 30, 2025 compared to six months ended June 30, 2024

Revenue

For the six months ended June 30, 2025 and 2024, we derived our revenue primarily from platform subscription fees, platform services fees, managed activations and professional services.

The following tables set forth the breakdown of our revenue by service lines for the periods indicated:

	For the Six Months Ended June 30,
	2025	2024
	US$	US$
Revenue:
Platform subscription fee	$1,219,089	$2,260,744
Platform services fees	1,599,347	3,140,050
Managed activations and professional services	7,945	96,624
Total	$2,826,381	$5,497,418

The following tables set forth the breakdown of our revenue by regions for the periods indicated:

	For the Six Months Ended June 30,
	2025	2024
	US$	US$
Revenue:
U.S. operation	$2,538,797	$5,354,683
International operation	287,584	142,735
Total	$2,826,381	$5,497,418

Our revenue decreased by 48.6% from US$5.5 million for the six months ended June 30, 2024 to US$2.9 million for the six months ended June 30, 2025, primarily due to the decrease of US$2.8 million in our revenue generated from our U.S. operation from US$5.4 million in 2024 to US$2.6 million in 2025, which is slightly offset by the increase of US$0.1 million of our revenue generated from our international operation from US$0.1 million in 2024 to US$0.3 million. The decrease in our U.S. revenue is primarily due to the reduction in revenue driven by new U.S. import tariffs imposed on our customers’ end-clients which affected their operations and advertising spending.

The table below sets forth our selected operating data for the periods indicated:

	For the Six Months Ended June 30,
	2025	2024
Number of customers(1)	20	25
Average revenue per customer (US$)(2)	141,319	219,897
Revenue from self-serve (includes add-ons) (%)	99.7	98.2
Revenue from managed activations and professional services (%)	0.3	1.8

Notes:

(1)	“Customer” refers to any entity that enters into a contract with us, typically an advertising agency or a corporate entity. To be classified as a Customer, the party must have a cumulative contract value exceeding US$3,000 between January 1 and June 30 of the respective period. The advertiser (defined as the Customer’s client) is the end user or ultimate buyer of the advertisement.
(2)	Average revenue per customer is calculated as the total revenue for the year divided by the total number of customers for the same period. Our management use this metric as a measure to assess the overall progress and direction of our business, as well as to select and pursue customers who can keep pace with our growth.

As some of our key customers’ end clients are in the automotive verticals and they are negatively impacted by the U.S. import tariffs, hence resulting in slower demand from customers. In the six months ended June 30, 2025, we saw a decrease of customer count of approximately 20.0%, from 25 for the six months ended June 30, 2024, to 20 for the six months ended June 30, 2025. Meanwhile, the average revenue per customer has decreased from US$219,897 to US$141,319, an approximate 35.7% decline during the same period.

Cost of Revenue

Our cost of revenue is primarily the cost to acquire advertisement media sources, advertisement data sources and advertisement related technology features.

Our cost of revenue decreased by 52.7% from US$3.3 million for the six months ended June 30, 2024 to US$1.5 million for the six months ended June 30, 2025, primarily due to the decrease in purchase and usage of advertisement media sources, advertisement data sources and advertisement related technology features. The decrease is consistent with the revenue decrease of our platform services.

Gross Profit

We recorded a gross profit of US$2.2 million for the six months ended June 30, 2024, as compared to US$1.3 million for the six months ended June 30, 2025. The decrease is consistent with the revenue decrease of our platform services.

Our gross profit margin is primarily determined by the type of platform services our customers utilize. For the six months ended June 30, 2025, more customers began to use our higher margin platform services offerings, including data and AI features for automation. As a result, our gross profit margin improved from 40.5% for the six months ended June 30, 2024 to 45.3% for the six months ended June 30, 2025.

Operating Expenses

Our operating expenses include sales and marketing expenses, platform operations expenses, technology and development expenses, general and administrative expenses. We allocate overhead such as information technology infrastructure, rent and occupancy charges based on headcount for all these categories.

The following tables set forth components of our operating expenses for the periods indicated:

	For the Six Months Ended June 30,
	2025		2024
	US$	%	US$	%
Platform operations expenses	$1,383,969	28.2	$1,510,882	30.0
Sales and marketing expenses	1,353,208	27.6	1,469,603	29.2
Technology and development expenses	1,232,040	25.1	1,203,894	23.9
General and administrative expenses	937,837	19.1	853,052	16.9
Total	$4,907,054	100.0	$5,037,431	100.0

Our total operating expenses decreased by 2.6% from US$5.0 million for the six months ended June 30, 2024 to US$4.9 million for the six months ended June 30, 2025, primarily due to the decrease of US$0.1 million in platform operations expenses and the decrease of US$0.1 million in sales and marketing expenses, offset by the increase of US$28,000 in technology and development expenses and the increase of US$0.1 million in general and administrative expenses.

●	Platform operations expenses. Our platform operations expenses decreased by 8.4% from US$1.5 million for the six months ended June 30, 2024 to US$1.4 million for the six months ended June 30, 2025, primarily due to the decrease in infrastructure costs of approximately US$54,000 as a result of implementing our cost optimization plan. Our platform operation expenses as a percentage of operating expenses were 28.2% for the six months ended June 30, 2025, as compared with 30.0% for the six months ended June 30, 2024.

●	Sales and marketing expenses. Our selling expenses decreased by 7.9% from US$1.5 million for the six months ended June 30, 2024 to US$1.4 million for the six months ended June 30, 2025, primarily due to the decrease in our staff commission of US$0.1 million as we reduced travel costs while we experiment with the use of AI tools to drive up efficiency for our sales and marketing activities. Our sales and marketing expenses as a percentage of operating expenses was 27.6% for the six months ended June 30, 2025, as compared with 29.2% for the six months ended June 30, 2024.

●	Technology and development expenses. Our technology and development expenses increased by 2.3% from US$1.20 million for the six months ended June 30, 2024 to US$1.23 million for the six months ended June 30, 2025. This slight increase was primarily due to the increase in amortization expenses of capitalized software development costs of approximately US$18,000 as we continue to increase our technology and development personnel costs to upgrade and to enhance the functionality of our XPO platform. Our technology and development expenses as a percentage of operating expenses was 25.1% for the six months ended June 30, 2025, as compared with 23.9% for the six months ended June 30, 2024.

●

General and administrative expenses. Our general and administrative expenses increased by 9.9% from US$0.85 million for the six months ended June 30, 2024 to US$0.9 million for the six months ended June 30, 2025, mainly driven by an increase in consultancy, professional fees and statutory audit fees of approximately US$0.1 million. Our general and administrative expenses as a percentage of operating expenses was 19.1% for the six months ended June 30, 2025 as compared with 16.9% for the six months ended June 30, 2024.

Other Expense, Net

The following table sets forth the breakdown of our other expense, net for the periods indicated:

	For the Six Months Ended June 30,
				Percentage
	2025	2024	Change	Change
	US$	US$	US$	%
Interest expense	(858,205)	(34,928)	(823,277)	2,357.1
Stock compensation expense	-	(277,609)	277,609	(100.0)
Amortization of discount on debt instrument	(137,662)	(14,230)	(123,432)	867.4
Foreign exchange (loss) gain, net	(18,141)	210,730	(228,871)	(108.6)
Other income, net	98,643	5,205	93,438	1,795.2
Total other expense, net	(915,365)	(110,832)	(804,533)	725.9

●	Interest expense. Our interest expense increased by 2,357.1% from approximately US$35,000 for the six months ended June 30, 2024 to approximately US$0.9 million for the six months ended June 30, 2025, primarily due to the increase in our short term loans and convertible loans that we entered into in April, May, August and November 2024. As of the issuance date of these accompanying unaudited condensed consolidated financial statements, these short term loans have been repaid partially.

●	Stock compensation expense. Our stock compensation expense decreased from approximately US$0.3 million for the six months ended June 30, 2024 to nil for the six months ended June 30, 2025, as there was no new issuance of equity instruments that were recognized as stock compensation expense during the six months ended June 30, 2025.

●	Amortization of discount on debt instrument. Our amortization of discount on debt instrument increased by 867.4% from approximately US$14,000, for the six months ended June 30, 2024 to approximately US$0.1 million for the six months ended June 30, 2025, primarily due to the new warrants issued in June 2025 in connection with our debt instrument which we amortized the discount over the term of our debt instrument.

●	Foreign exchange (loss) gain, net. Our foreign exchange gain decreased by 108.6% from foreign exchange gain of approximately US$0.2 million for the six months ended June 30, 2024 to foreign exchange loss of approximately US$18,000 for the six months ended June 30, 2025. The decrease in which was primarily a result of the exchange rate fluctuation between the dates of the transaction and the balance sheet date with transactions denominated in currencies other than our or our subsidiaries’ functional currency.

●	Other income, net. Our other income increased from approximately US$5,000 for the six months ended June 30, 2024 to approximately US$98,000 for the six months ended June 30, 2025, primarily due to the increase in government grant we received.

Provision for Income Taxes

Our provision for income taxes increased from approximately US$16,000 for the year ended June 30, 2024 to approximately US$75,000 for the six months ended June 30, 2025, resulted from the increase in our net income before tax from our profitable subsidiaries in the six months ended June 30, 2025 as compared to the same period in 2024.

Net Loss

As a result of the foregoing, our net loss was US$4.6 million for the six months ended June 30, 2025 and US$2.9 million for the year ended June 30, 2024.

Liquidity and Capital Resources

Our primary source of liquidity historically has been cash generated from our business operations, bank loans, proceeds from conversion price of convertible notes upon conversion into its ordinary shares, and equity financing, which have historically been sufficient to meet our working capital and capital expenditure requirements.

In March 2023, we completed our equity financing through the issuance of shares for approximately US$3.7 million. In November 2023, we completed additional equity financing through the issuance of shares for approximately US$4.5 million. Between November 2023 and March 2024, we received a total consideration of approximately US$1.8 million from the exercise of warrants to subscribe for our ordinary shares. In April 2024, we completed our convertible notes offering and raised approximately US$1.6 million. Between July 2024 and January 2025, we further raised US$2.5 million of short-term loans from third parties and related parties. In January 2025, we received a total consideration of approximately US$0.2 million from the exercise of warrants to subscribe for our ordinary shares. We also expect to use net proceeds from this offering to support our working capital and capital expenditure requirements.

Between February 2025 and June 2025, we raised US$1.6 million of short-term debt financing from third parties, related parties, and existing investors, with maturities in September 2025. Two of the lenders further subscribed for approximately US$0.1 million convertible notes. In May 2025, we also obtained an additional US$0.2 million from a US-based bank.

In May 2025, we secured approximately US$1.0 million in short-term debt financing from an existing investor, maturing in September 2025, subject to a one-time interest charge of 10%. In connection with this financing, we issued 100,000 warrants to the investor, exercisable at US$2.6 per share and expiring in June 2027.

In July and August 2025, we secured additional US$0.8 million of short-term debt financing from existing investors with maturity in September 2025.

In October 2025, we closed our initial public offering of an aggregate of 3,000,000 Class A ordinary shares at a public offering price of $4.00 per share for aggregate gross proceeds of $12.0 million, prior to deducting underwriting discounts and other offering expenses.

We had a working capital deficit of approximately US$11 million as of June 30, 2025. This raises substantial doubt about our ability to continue as a going concern.

To sustain our ability to support our operating activities, we considered supplementing our sources of funding through the following:

●	Equity financing;
●	Debt financing through issuance of convertible notes; and
●	Other available sources of financing from banks or other financial institutions.

In October 2025, we completed our its initial public offering with gross proceeds of $12.0 million. Management has commenced a strategy to raise debt and equity. However, there can be no certainty that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there will likely be a material adverse effect on our business. All these factors raise substantial doubt about the ability of us to continue as a going concern.

The unaudited condensed consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

The following tables set forth our selected consolidated cash flow data for the periods indicated:

	For the Six Months Ended June 30,
	2025	2024
	US$	US$
Net cash used in operating activities	(2,759,308)	(3,439,549)
Net cash used in investing activities	(405,779)	(445,057)
Net cash provided by financing activities	2,730,062	2,798,422
Effect of exchange rate changes	(178,710)	(70,582)
Net change in cash and cash equivalents	(613,735)	(1,156,766)
Cash and cash equivalents, at the beginning of period	824,728	1,862,781
Cash and cash equivalents, at the end of period	210,993	706,015

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2025 was US$2.8 million, primarily reflecting our net loss of US$4.6 million and a decrease of US$0.6 million in accounts payable due to timely payments; which was offset by non-cash expense of depreciation, amortization of discount on debt instrument, amortization of capitalized software development costs, and recovery of credit losses of approximately US$0.5 million, the decrease of US$1.2 million in accounts receivable as a result of a better collection effect during the period, the decrease in other receivables of US$0.2 million as a result of decreased refundable deposits from third party service providers, and the increase of US$0.5 million in other payables and accrued liabilities as a result of increased accrued interest expense and professional fees.

Net cash used in operating activities for the six months ended June 30, 2024 was US$3.4 million, primarily reflecting our net loss of US$3.0 million, an increase of US$0.4 million in accounts receivable primarily due to higher outstanding customer billings; a decrease of US$0.2 million in accounts payable due to timely payments; a decrease of US$0.4 million in other payables and accrued liabilities as a result of decreased accrued payroll and professional fees; which was offset by non-cash expenses of depreciation, amortization of discount on debt instrument, amortization of capitalized software development costs, stock compensation expense, and allowance for credit losses of approximately US$0.9 million.

Investing Activities

Net cash used in investing activities was approximately US$0.4 million for the six months ended June 30, 2025, which was primarily attributable to the purchase of office equipment of approximately US$10,000 and capitalized software development costs of approximately US$0.4 million.

Net cash used in investing activities was approximately US$0.4 million for the six months ended June 30, 2024, which was primarily attributable to the purchase of office equipment of approximately US$10,000 and capitalized software development costs of approximately US$0.4 million.

Financing Activities

Net cash provided by financing activities was US$2.7 million for the six months ended June 30, 2025, which was mainly attributable to the proceeds from short-term loan – third parties of US$3.0 million, proceeds from convertible notes of US$0.3 million, proceeds from short-term loan – related parties of US$0.2 million, proceeds from exercise of warrants of US$0.2 million, and offset by the payments of deferred offering costs of US$0.4 million, repayments of long-term bank loans of US$0.2 million, repayments of short-term loan – third parties of US$0.2 million and repayment of short-term loan – related parties of US$0.1 million

Net cash provided by financing activities was US$2.8 million for the six months ended June 30, 2024, which was mainly attributable to the proceeds from exercise of warrants of US$1.3 million, proceeds from convertible notes of US$1.6 million, proceeds from short-term loan- related parties of approximately US$81,000, and offset by the repayments of long-term bank loans of US$0.2 million and payments of deferred offering costs of approximately US$55,000.

Internal Control Over Financial Reporting

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of and for each of the two years ended December 31, 2024 and 2023, we and our independent registered public accounting firm identified four material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to (i) control limitations associated with the verification of impression data from third-party platforms, which these platforms do not provide independent assurance reports, such as SOC audits, and industry-wide, there is limited ability to verify such data independently. This reliance presents challenges in ensuring full transparency and control over certain service records, resulting in the inability to independently verify the accuracy of service records for revenue recognition.; (ii) the lack of effective formal policies and procedures to establish risk assessment processes and ensure consistent control application in accordance with the COSO Framework; (iii) inadequate supervision and review over recordkeeping, leading to misstatements of some items in the income and balance sheet statements; and (iv) lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address certain accounting issues, and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements.

We have taken initiatives to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including (i) hired more qualified accounting staff and strengthening our supervision of recordkeeping; (ii) providing our relevant finance staff with appropriate training regarding requirements of U.S. GAAP and hiring additional personnel who are equipped with relevant U.S. GAAP and SEC reporting experience; (iii) engaged an external consulting firm to assist us with assessing our Sarbanes-Oxley compliance readiness and improving overall internal controls; and (vi) appointed our board members with the relevant experiences to govern and oversee the audit and finance functions.

However, we cannot assure you that we will complete the implementation of these measures in a timely manner. See “Risk Factors – Risks Relating to Our Business and Industry – We have identified four and three material weaknesses in our internal control over financial reporting as of December 31, 2024 and December 31, 2023, respectively. If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.” In addition, our shares may not be able to remain listed on the NYSE American Market if we are unable to meet the requirements of Section 404 such as that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report beginning with our second annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Class A Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. We may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Class A Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Class A Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing. Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our share price may decline, and we may be unable to maintain compliance with the NYSE American Listing Rules.

In addition, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain proper and effective internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of the benefits of this extended transition period provided under the JOBS Act for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.